SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 30, 2012

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated May 30, 2012, entitled “Syneron to Participate in Two Upcoming Investor Conferences.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: May 30, 2012

Syneron to Participate in Two Upcoming Investor Conferences

Yokneam, Israel, May 30, 2012 – Syneron Medical Ltd. (NASDAQ:ELOS), the leading global aesthetic device company, announced today that Louis P. Scafuri, Chief Executive Officer, and Asaf Alperovitz, Chief Financial Officer, are scheduled to participate at two upcoming investor conferences.

The first conference is the Leerink Swann Management Access Day in Boston. This conference will allow institutional investors to meet with Syneron but does not include a formal presentation.

Conference:	Leerink Swann Management Access Day
Date:	Thursday, May 31, 2012
Syneron Participant:	Louis P. Scafuri, Chief Executive Officer

The second conference is the Jefferies 2012 Global Healthcare Conference in New York.

Conference:	Jefferies 2012 Global Healthcare Conference
Date and Time:	10:30 a.m. ET on Thursday, June 7, 2012
Syneron Participant:	Asaf Alperovitz, Chief Financial Officer

The Jefferies conference presentation will be webcast live over the Internet and can be accessed through the Investor Relations section on Syneron's website at www.syneron.com. Please go to the website a few minutes early, as it may be necessary to download audio software to hear the presentation.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Contacts:

Asaf Alperovitz, Chief Financial Officer
+ 972 73 244 2283
Email: asafa@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com